B·F·S
ENTERTAINMENT & MULTIMEDIA LIMITED

Tuesday, March 12, 2002

SEC EXEMPTION #82-4245

Office of International Finance
Securities & Exchange Commission
Corporate Filing
450 Fifth Street, NW
Washington, DC 20549
USA

02 MAR 29 AM 8:10

SUPPL

Dear Sir or Madam:

RE: Exemption #82-4245

We are submitting a current public filing as required under rule 12g3-2(b).

Yours truly,

02028127

John Grzybowski
Chief Financial Officer
BFS Entertainment & Multimedia Limited

Enclosure: Press Release – March 12, 2002

PROCESSED
APR 10 2002
THOMSON
FINANCIAL

360 Newkirk Road, Richmond Hill, Ontario, Canada L4C 3G7
Tel (905) 884-2323 Fax (905) 884-8292 www.bfsent.com

AMERICAN HOME TREASURES

B·F·S

ENTERTAINMENT & MULTIMEDIA LIMITED

PRESS RELEASE

Tuesday, March 12, 2002

For Immediate Release: Stock Symbol: TSE:BFS

BFS ENTERTAINMENT & MULTIMEDIA LIMITED ANNOUNCES THIRD QUARTER RESULTS

BFS Entertainment & Multimedia Limited of Richmond Hill, Ontario, is pleased to report record growth in its unaudited consolidated financial and operating results for the third quarter ended February 2, 2002.

Sales for the first nine months were $6,528,562 compared to $5,161,257 during the same period last year, representing an increase of 27%. Operating earnings were $1,684,469 ($0.21 per share) compared to $1,215,375 ($0.15 per share), a 39% increase over the same period last year. Net earnings for the first nine months were $784,466 ($0.10 per share) compared to $356,021 ($0.04 per share) for the same period last year, an increase of 120%.

Sales for the third quarter were $2,624,270 compared to $1,687,733 during the same quarter last year, representing an increase of 56%. Operating earnings were $696,465 ($0.09 per share) compared to $302,372 ($0.04 per share) for the same period last year, an increase of 130%. Net earnings for the third quarter were $402,591 ($0.05 per share) compared to $16,970 ($0.00 per share) for the same period last year.

Denis B.E. Donnelly, President and CEO stated, "I am very pleased with these results and remain very optimistic about our future. I believe that BFS has the financial and operational capacity to continue to grow its video distribution business."

FINANCIAL HIGHLIGHTS (unaudited)	**Thirty-nine Weeks Ended Feb. 2, 2002**	Thirty-nine Weeks Ended Feb. 3, 2001	**Thirteen Weeks Ended Feb. 2, 2002**	Thirteen Weeks Ended Feb. 3, 2001
Sales	**$ 6,528,562**	$ 5,161,257	**$ 2,624,270**	$ 1,687,733
Operating earnings (EBITDA)	**1,684,469**	1,215,375	**696,465**	302,372
Net earnings	**784,466**	356,021	**402,591**	16,970
Operating earnings per share (EBITDA)	**$ 0.21**	$ 0.15	**$ 0.09**	$ 0.04
Net earnings per share	**0.10**	0.04	**0.05**	0.00

BFS Entertainment & Multimedia Limited manufactures, markets and distributes under the **BFS Video** and **American Home Treasures** video labels, a wide range of entertainment home videos and DVD's for resale to retail and catalogues throughout North America. The company's strategy is to continue to acquire new programming for North America and to expand its distribution channels. The Company is also continuing to look for small companies that can be acquired to fit the current business model.

(SEC Rule 12g exemption #82-4245)

For further information, please contact:
John Grzybowski, MBA, CA
Chief Financial Officer
E-mail: ir@bfsent.com
Tel (905) 884-2323
Fax (905) 884-8292
Corporate Website: www.bfsent.com

B·F·S
ENTERTAINMENT & MULTIMEDIA LIMITED

Tuesday, March 19, 2002

SEC EXEMPTION #82-4245

02 MAR 29

Office of International Finance
Securities & Exchange Commission
Corporate Filing
450 Fifth Street, NW
Washington, DC 20549
USA

Dear Sir or Madam:

RE: Exemption #82-4245

We are submitting a current public filing as required under rule 12g3-2(b).

Yours truly,

John Grzybowski
Chief Financial Officer
BFS Entertainment & Multimedia Limited

Enclosure: Third Quarter 2002 Interim Report – February 2, 2002

AMERICAN HOME TREASURES

SEC EXEMPTION #82-4245

B·F·S

ENTERTAINMENT & MULTIMEDIA LIMITED

THIRD QUARTER REPORT

For the Three & Nine Month Period
Ended February 2, 2002

BFS VIDEO

AMERICAN HOME TREASURES

Consolidated Statements of Operations

(Unaudited)	13 Weeks Ended		39 Weeks Ended	
For the period ended	Feb. 2, 2002	Feb. 3, 2001	Feb. 2, 2002	Feb. 3, 2001
Sales	$ **2,624,270**	$ 1,687,733	$ **6,528,562**	$ 5,161,257
Cost of goods sold	**987,471**	612,861	**2,479,819**	1,906,516
Gross profit	**1,636,799**	1,074,872	**4,048,743**	3,254,741
Selling expenses	**558,458**	335,656	**1,123,094**	785,749
Administrative expenses	**381,876**	436,844	**1,241,180**	1,253,617
Total selling and administrative expenses	**940,334**	772,500	**2,364,274**	2,039,366
Operating earnings before interest, amortization and income taxes	**696,465**	302,372	**1,684,469**	1,215,375
Interest expense	**65,417**	93,367	**214,632**	282,807
Operating earnings before amortization and income taxes	**631,048**	209,005	**1,469,837**	932,568
Amortization of capital assets and deferred development	**101,086**	64,664	**303,258**	194,434
Operating earnings before amortization of AHT Video Library and income taxes	**529,962**	144,341	**1,166,579**	738,134
Amortization of AHT Video Library	**127,371**	127,371	**382,113**	382,113
Earnings before income taxes	**402,591**	16,970	**784,466**	356,021
Income taxes	**-**	-	**-**	-
Net earnings	$ **402,591**	$ 16,970	$ **784,466**	$ 356,021
Weighted average number of shares	**8,052,729**	8,045,465	**8,046,713**	8,046,713
Operating earnings before interest, amortization and income taxes per share	$ **0.09**	$ 0.04	$ **0.21**	$ 0.15
Net earnings per share	$ **0.05**	$ 0.00	$ **0.10**	$ 0.04

Consolidated Statements of Retained Earnings

(Unaudited)	13 Weeks Ended		39 Weeks Ended	
For the period ended	Feb. 2, 2002	Feb. 3, 2001	Feb. 2, 2002	Feb. 3, 2001
Retained earnings – beginning of period	$ **825,984**	$ 478,303	$ **444,109**	$ 139,252
Net earnings	**402,591**	16,970	**784,466**	356,021
Retained earnings – end of period	$ **1,228,575**	$ 495,273	$ **1,228,575**	$ 495,273

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

Notes to Consolidated Financial Statements *(unaudited)*

1. Summary of Significant Accounting Policies

The significant accounting policies used in these unaudited interim consolidated financial statements conform to those presented in the corporation's May 5, 2001 audited annual consolidated financial statements. These interim consolidated financial statements do not include all of the disclosures included in the annual consolidated financial statements and accordingly should be read in conjunction with the annual consolidated financial statements.

2. Bank Indebtedness

As of February 2, 2002, the corporation had an operating line of credit in the amount of $2,000,000 (May 5, 2001 – $1,500,000) of which approximately $875,000 (May 5, 2001 – $760,000) was outstanding at that date. The outstanding portion of the line of credit bears interest at the bank prime rate plus 0.5% per annum payable monthly. A general security providing a first charge over all accounts receivable, inventories and equipment, other than leased assets, has been pledged as security for this operating line of credit.

Consolidated Balance Sheets

As at		February 2, 2002		May 5, 2001
		Unaudited		*Audited*
Assets				
Current				
Accounts receivable	$	**2,082,467**	$	1,479,586
Inventories		**1,939,446**		1,513,060
Prepaid video royalties		**646,995**		563,568
Income taxes recoverable		**-**		31,944
Prepaid expenses and deposits		**109,034**		152,288
Deferred development costs		**146,786**		118,777
		4,924,728		3,859,223
AHT Video Library		**764,229**		1,146,342
Loan receivable		**28,000**		42,000
Deferred development costs		**211,364**		192,553
Capital assets		**914,038**		705,490
	$	**6,842,359**	$	5,945,608
Liabilities				
Current				
Bank indebtedness (Note 2)	$	**841,559**	$	625,256
Accounts payable and accrued liabilities		**1,618,928**		1,063,655
Long-term debt due within one year		**391,667**		708,333
Capital lease obligations due within one year		**62,722**		69,756
		2,914,876		2,467,000
Long-term debt		**531,250**		820,834
Capital lease obligations		**7,875**		55,842
		3,454,001		3,343,676
Shareholders' Equity				
Capital stock (Note 3)		**2,159,783**		2,157,823
Retained earnings		**1,228,575**		444,109
		3,388,358		2,601,932
	$	**6,842,359**	$	5,945,608

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

3. Capital Stock

Authorized

Unlimited common shares

Issued – Common Shares

	Shares	Amount
Balance – beginning of year	8,047,333	$ 2,157,823
Issued to employee under stock bonus plan	10,000	2,800
Cancelled pursuant to normal course issuer bid	(3,000)	(840)
Balance – end of period	8,054,333	$ 2,159,783

Consolidated Statements of Cash Flows

(Unaudited)	13 Weeks Ended		39 Weeks Ended	
For the period ended	**Feb. 2, 2002**	Feb. 3, 2001	**Feb. 2, 2002**	Feb. 3, 2001
Operating activities				
Net earnings	$ **402,591**	$ 16,970	$ **784,466**	$ 356,021
Items not affecting cash:				
Net decrease (increase) in prepaid royalties	**143,373**	(1,105)	**(83,427)**	90,576
Forgiveness of loan receivable	**-**	-	**14,000**	14,000
Common shares issued to an employee under the stock bonus plan	**2,800**	-	**2,800**	-
Amortization of capital assets	**71,391**	42,333	**214,175**	127,440
Amortization of deferred development costs	**29,695**	22,331	**89,083**	66,994
Amortization of AHT Video Library	**127,371**	127,371	**382,113**	382,113
	777,221	207,900	**1,403,210**	1,037,144
Net changes in non-cash working capital balances (*)	**367**	420,099	**(398,796)**	(569,489)
Cash flows provided by operating activities	**777,588**	627,999	**1,004,414**	467,655
Financing activities				
Increase (decrease) in bank borrowings	**(406,906)**	(416,099)	**216,303**	227,476
Proceeds from capital lease obligations	**-**	23,276	**-**	23,276
Repayment of capital lease obligations	**(17,766)**	(14,658)	**(55,001)**	(45,167)
Repayment of long-term debt	**(102,083)**	(102,085)	**(606,250)**	(336,596)
Purchase of common shares for cancellation	**(840)**	-	**(840)**	-
Cash flows used in financing activities	**(527,595)**	(509,566)	**(445,788)**	(131,011)
Investing activities				
Additions to capital assets	**(200,506)**	(93,438)	**(422,723)**	(230,699)
Additions to deferred development costs	**(49,487)**	(24,995)	**(135,903)**	(105,945)
Cash flows used in investing activities	**(249,993)**	(118,433)	**(558,626)**	(336,644)
Net change in cash and cash equivalents	**-**	-	**-**	-
Cash and cash equivalents, beginning and end of period	$ **-**	$ -	$ **-**	$ -
Interest on long-term debt	$ **46,267**	$ 69,059	$ **154,952**	$ 211,493
(*) Components of the net changes in non-cash working capital balances related to operation				
Accounts receivable	$ **(204,211)**	$ 404,792	$ **(602,881)**	$ (10,635)
Income taxes recoverable	**-**	8,999	**31,944**	8,999
Inventories	**(187,100)**	(19,218)	**(426,386)**	(140,543)
Prepaid expenses and deposits	**23,081**	6,302	**43,254**	(48,824)
Accounts payable and accrued liabilities	**368,597**	19,224	**555,273**	(378,486)
	$ **367**	$ 420,099	$ **(398,796)**	$ (569,489)

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

Report to Shareholders

We are pleased to report record growth in our unaudited consolidated financial and operating results for the third quarter ended February 2, 2002.

Sales for the first nine months were $6,528,562 compared to $5,161,257 during the same period last year, representing an increase of 27%. Operating earnings were $1,684,469 ($0.21 per share) compared to $1,215,375 ($0.15 per share), a 39% increase over the same period last year. Net earnings for the first nine months were $784,466 ($0.10 per share) compared to $356,021 ($0.04 per share) for the same period last year, an increase of 120%.

Sales for the third quarter were $2,624,270 compared to $1,687,733 during the same quarter last year, representing an increase of 56%. Operating earnings were $696,465 ($0.09 per share) compared to $302,372 ($0.04 per share) for the same period last year, an increase of 130%. Net earnings for the third quarter were $402,591 ($0.05 per share) compared to $16,970 ($0.00 per share) for the same period last year.

I am very pleased with these results and remain very optimistic about our future. I believe that BFS has the financial and operational capacity to continue to grow its video distribution business.

Denis B.E. Donnelly
Chairman, President & CEO
March 12, 2002

Shareholders and other individuals requesting copies of the Annual and Quarterly Reports should contact:

INVESTOR RELATIONS
BFS ENTERTAINMENT & MULTIMEDIA LIMITED
360 Newkirk Road, Richmond Hill, Ontario L4C 3G7
Tel (905) 884-2323 Fax (905) 884-8292
Email: ir@bfsent.com Corporate Website: www.bfsent.com
E-Commerce Website: www.collectablesdirect.com